 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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SCHEDULE 13D
(Rule 13d-101)
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

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Bluegreen Vacations Holding Corporation
(Name of Issuer)
Class A Common Stock of $.01 par value
(Title of Class of Securities)
003830106
(CUSIP NUMBER)
Christopher D. Moore
Angelo, Gordon & Co, L.P.
245 Park Avenue, 26th Floor
New York, NY 10167
Tel. No.: (212) 692-2009

COPIES TO:

Jason Daniel
Akin Gump Strauss Hauer & Feld LLP
2300 N. Field Street
Suite 1800
Dallas, TX 75201
(214) 969-4209
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 24, 2021
(Date of event which requires filing of this statement)

 __________________________________________________________
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box  ◻
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 003830106	13D

1	NAME OF REPORTING PERSONS Angelo, Gordon & Co., L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ◻ (b) []
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,056,283
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,056,283
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,056,283
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.76%*
14	TYPE OF REPORTING PERSON* IA, PN

  * Based on 15,624,123 shares of Class A Common Stock of $.01 par value (“Common Stock”) of the Issuer outstanding as of February 26, 2021 as reported in the Issuer’s Form 10-K filed with the SEC on March 1, 2021.

CUSIP No. 003830106	13D

1	NAME OF REPORTING PERSONS AG Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ◻ (b) []
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,056,283
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,056,283
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,056,283
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.76%*
14	TYPE OF REPORTING PERSON* HC, OO

  * Based on 15,624,123 shares of Class A Common Stock of $.01 par value (“Common Stock”) of the Issuer outstanding as of February 26, 2021 as reported in the Issuer’s Form 10-K filed with the SEC on March 1, 2021.

CUSIP No. 003830106	13D

1	NAME OF REPORTING PERSONS JAMG LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ◻ (b) []
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,056,283
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,056,283
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,056,283
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.76%*
14	TYPE OF REPORTING PERSON* HC, OO

  * Based on 15,624,123 shares of Class A Common Stock of $.01 par value (“Common Stock”) of the Issuer outstanding as of February 26, 2021 as reported in the Issuer’s Form 10-K filed with the SEC on March 1, 2021.

CUSIP No. 003830106	13D

1	NAME OF REPORTING PERSONS Josh Baumgarten
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ◻ (b) []
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,056,283
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,056,283
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,056,283
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.76%*
14	TYPE OF REPORTING PERSON* IN, HC

* Based on 15,624,123 shares of Class A Common Stock of $.01 par value (“Common Stock”) of the Issuer outstanding as of February 26, 2021 as reported in the Issuer’s Form 10-K filed with the SEC on March 1, 2021.

CUSIP No. 003830106	13D

1	NAME OF REPORTING PERSONS Adam Schwartz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ◻ (b) []
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,056,283
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,056,283
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,056,283
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.76%*
14	TYPE OF REPORTING PERSON* IN, HC

* Based on 15,624,123 shares of Class A Common Stock of $.01 par value (“Common Stock”) of the Issuer outstanding as of February 26, 2021 as reported in the Issuer’s Form 10-K filed with the SEC on March 1, 2021.

AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D filed by (i) Angelo, Gordon & Co., L.P., a Delaware limited partnership (“Angelo Gordon”), (ii) AG Partners, LLC, a Delaware limited liability company (“AG Partners”), (iii) JAMG LLC a Delaware limited liability company (“JAMG”), (iv) Josh Baumgarten and (v) Adam Schwartz with the Securities and Exchange Commission (the “SEC”) on February 4, 2021 (the “Schedule 13D”).
This Amendment No. 1 amends and supplements the Schedule 13D as specifically set forth herein.
All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 3.	Source and Amount of Funds
The Reporting Persons purchased 1,056,283 shares of Common Stock on behalf of the Accounts in open market transactions through a broker using the working capital of the Accounts. The aggregate purchase price of such shares of Common Stock purchased in the open market and directly held by the Accounts was approximately $2,064,148.
Purchases of some securities for certain Accounts were effected through margin accounts maintained with brokers, which may extend margin credit as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the brokers’ credit policies. In such instances, the positions held in the margin accounts may be pledged as collateral security for the repayment of debit balances in the accounts of the Accounts.

Item 5.	Interest in Securities of the Issuer
Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference.  Such information is based on 15,624,123 shares of Common Stock outstanding as of February 26, 2021, as reported in the Issuer’s Form 10-K filed with the SEC on March 1, 2021.
Angelo Gordon, in its capacity as investment manager to the Accounts, has sole power to vote 1,056,283 shares of Common Stock and the power to dispose of 1,056,283 shares of Common Stock held in the Accounts. As the general partner of Angelo Gordon, AG Partners may be deemed to have the sole power to vote 1,056,283 shares of Common Stock and the power to dispose of 1,056,283 shares of Common Stock held in the Accounts. As the managing member of AG Partners, JAMG may be deemed to have the sole power to vote 1,056,283 shares of Common Stock and the power to dispose of 1,056,283 shares of Common Stock held in the Accounts. As the co-managing member of JAMG and the co-chief executive officer of Angelo Gordon, Mr. Baumgarten may be deemed to have shared power to vote 1,056,283 shares of Common Stock and the shared power to dispose of 1,056,283 shares of Common Stock held in the Accounts. As the co-managing member of AG Partners and the co-chief executive officer of Angelo Gordon, Mr. Schwartz may be deemed to have shared power to vote 1,056,283 shares of Common Stock and the shared power to dispose of 1,056,283 shares of Common Stock held in the Accounts.
(c) Transactions in the shares of Common Stock by the Reporting Persons since February 4, 2021 are listed in Annex A attached hereto, which is incorporated herein by reference.
(d) Not Applicable.
(e) Not Applicable.

Signature
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: March 25, 2021

ANGELO, GORDON & CO., L.P.

By: AG Partners, LLC
Its General Partner

By: JAMG LLC
Its Managing Member

By: Josh Baumgarten
Its Co-Managing Member

By: /s/ Christopher D. Moore
Christopher D. Moore
Attorney-in-Fact

AG PARTNERS, LLC

By: JAMG LLC
Its Managing Member

By: Josh Baumgarten
Its Co-Managing Member

By: /s/ Christopher D. Moore
Christopher D. Moore
Attorney-in-Fact

JAMG LLC

By: Josh Baumgarten
Its Co-Managing Member

By: /s/ Christopher D. Moore
Christopher D. Moore
Attorney-in-Fact

JOSH BAUMGARTEN

By: /s/ Christopher D. Moore
Christopher D. Moore
Attorney-in-Fact

ADAM SCHWARTZ

By: /s/ Christopher D. Moore
Christopher D. Moore
Attorney-in-Fact

Annex A
The following table sets forth all transactions by the Reporting Persons (on behalf of the Accounts) with respect to shares of Common Stock effected since February 4, 2021, inclusive of any transactions effected through 9:00 a.m., New York City time, on March 25, 2021. Except as otherwise noted below, all such transactions were purchases of Common Stock effected in the open market, and the table excludes commissions paid in per share prices.

Trade Date	Amount Purchased/(Sold)	Price
02/18/2021	1,261	14.79	(1)
02/19/2021	4,528	15.46	(2)
03/10/2021	5,444	17.94	(3)
03/11/2021	8,504	18.48	(4)
03/12/2021	6,173	18.84	(5)
03/15/2021	6,066	19.65	(6)
03/16/2021	35,736	19.81	(7)
03/17/2021	8,176	19.87	(8)
03/18/2021	7,552	19.95	(9)
03/19/2021	17,010	19.69	(10)
03/22/2021	8,976	19.41	(11)
03/23/2021	35,844	19.63	(12)
03/24/2021	13,046	19.80	(13)

(1) The sale price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $14.61 to $14.62, inclusive. The reporting persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in footnotes (1), (2), (3), (4), (5), (6), (7), (8), (9), (10), (11), (12) and (13) .
(2) The sale price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $14.93 to $15.54, inclusive.
(3) The sale price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $18.04 to $18.11, inclusive.
(4) The sale price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $18.22 to $18.50, inclusive.
(5) The sale price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $18.28 to $18.50, inclusive.
(6) The sale price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $19.33 to $19.50, inclusive.
(7) The sale price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $19.09 to $19.85, inclusive.
(8) The sale price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $19.56 to $19.85, inclusive.
(9) The sale price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $19.55 to $20.00, inclusive.
(10) The sale price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $19.26 to $19.99, inclusive.
(11) The sale price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $19.13 to $19.67, inclusive.
(12) The sale price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $19.53 to $19.95, inclusive.
(13) The sale price is a weighted average price. These shares were sold in multiple transactions at prices ranging from 19.70 to $20.00, inclusive.